Consent - Final - December 23, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Department of Government Services and Lands (Newfoundland and Labrador)

New Brunswick Securities Commission

Nova Scotia Securities Commission

Superintendent of Securities, Government of Prince Edward Island

TSX Venture Exchange

Dear Sirs / Mesdames:

Re: Zentek Ltd.

We refer to the Short Form Prospectus (the "Prospectus") of Zentek Ltd. (the "Company") dated December 23, 2021 and qualifying the distribution of 3,847,000 common shares of the Company.

We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated July 26, 2021 to the shareholders of the Company on the following financial statements:

Statements of financial position as at March 31, 2021 and 2020;

Statements of loss and comprehensive loss, changes in equity and cash flows for the years ended March 31, 2021 and 2020, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours very truly,

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

251 Consumers Road, Suite 800
Toronto, Ontario

M2J 4R3

mcgovernhurley.com

t. 416-496-1234